Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000



[UNIVERSAL LOGO]                   RON MEYER



                            UNIVERSAL STUDIOS GROUP

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]
                                                     IMPORTANT LEGAL DISCLAIMER

- THESE DOCUMENTS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THESE DOCUMENTS ADDRESS THE FOLLOWING SUBJECTS:
       EXPECTED DATE OF CLOSING THE MERGER; FUTURE FINANCIAL AND OPERATING RESULTS; AND TIMING AND BENEFITS OF THE MERGER. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+'S AND SEAGRAM'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE MERGER; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM'S STOCKHOLDERS TO APPROVE THE MERGER; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VIVENDI, CANAL+ AND SEAGRAM. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY VIVENDI, CANAL+ AND SEAGRAM WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI, CANAL+ AND SEAGRAM. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PRESS RELEASE RELATING TO THE TRANSACTION FILED WITH THE COMMISSION BY EACH OF VIVENDI AND SEAGRAM, ON JUNE 20, 2000.

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                         UNIVERSAL STUDIOS GROUP



                             UNIVERSAL STUDIOS GROUP
                             -----------------------


          2000 CONSOLIDATED REVENUE   $ 4.60
          2000 CONSOLIDATED EBITDA    $ 0.30

[BAR CHART]

(#'S = EUROS, BILLIONS)

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                         UNIVERSAL STUDIOS GROUP


                             UNIVERSAL STUDIOS GROUP
                               CAGRS 2000 - 2002
                               -----------------

          2000 CONSOLIDATED REVENUE          7%
          2000 CONSOLIDATED EBITDA          >10%

[BAR CHART]

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                         UNIVERSAL STUDIOS GROUP


                                   THEME PARKS
                                CAGRS 2000 - 2002

                    ATTRIBUTED REVENUE      ATTRIBUTED EBITDA
THEME PARKS                 33%                     60%

[BAR CHART]

                                                        [VIVENDI UNIVERSAL LOGO]